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FLORIDA SAVINGS BANCORP LOGO/LETTERHEAD


March 6, 2002

Dear Potential Investor:

We are pleased to announce that Florida Savings Bancorp is conducting an offering of up to $5 million in aggregate principal amount of 4% convertible debentures, due March 31, 2009. The debentures are being offered concurrently to the Florida Savings Bancorp's shareholders, customers, business associates, and the general public. The offering price is $1,000 per debenture. The minimum principal amount of debentures any person may purchase is $10,000. The debentures will be convertible into shares of common stock of Florida Savings Bancorp at a conversion ratio of 90.91 shares of common stock for each debenture, which is equal to an initial conversion price of $11 per share of common stock.

Florida Savings Bancorp was formed on February 13, 1998 as the unitary thrift holding company for Florida Savings Bank. Florida Savings Bancorp was initially capitalized in 1999 in a successful private offering that raised approximately $7.4 million through the sale of 735,000 shares at $10.00 per share. Florida Savings Bank opened for business on April 26, 1999, and currently operates business from its sole banking office located in Pinecrest, FL. As part of Florida Savings Bank's community bank approach, our focus is providing personalized service to the community, and attracting individuals and businesses as customers who wish to conduct business with a locally owned and managed institution - one that takes an active interest in our customers' banking needs and financial affairs.

Since opening in 1999, Florida Savings Bancorp has grown to $63.3 million in assets, $51.2 million in net loans and $52.9 million in deposits as of December 31, 2001. Florida Savings Bancorp has shown consistent improvement in operating results since its inception and achieved profitability for the fourth quarter of 2001.

Please read the enclosed Offering Circular carefully. It includes important financial and operating information about Florida Savings Bancorp and describes the offering in detail. If you are interested in purchasing debentures, you may do so during the limited offering period. To subscribe for the debentures, complete the enclosed Subscription Agreement along with a check or money order in full of the aggregate subscription price made payable to "[enter escrow agent]", and remit to [enter party for remittance]. The enclosed postage-paid envelope must be received before ________ p.m. Eastern time, on _______________.

I will contact you shortly to ensure that you have received the enclosed information and to ascertain you interest in the offering. If you have any questions or would like to discuss the offering please feel free to call us at
_______________.

Sincerely,



Bernard Janis                             Robert L. Bonnet
Chairman and Chief Executive Officer      President and Chief Operating Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy Convertible Debentures. Such offer is made only throughout the Offering Circular. The Convertible Debentures offered are not savings accounts or savings deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.